Filed by Wesco Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: Wesco Financial Corporation

Commission File No.: 001-04720

Forward-Looking Statements

Statements that describe the objectives, expectations, plans or goals of Wesco Financial Corporation (“Wesco”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) (including, without limitation, their expectations with respect to the timing of the closing of the merger) are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

In addition, the acquisition is subject to the satisfaction of certain conditions and the absence of events that could give rise to the termination of the merger agreement for the acquisition.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements may appear in Wesco’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway has filed with the SEC a registration statement that includes a proxy statement of Wesco that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. On or about May 19, 2011, Wesco began mailing the definitive proxy statement/prospectus to shareholders of record as of the close of business on May 16, 2011. Investors are urged to read the registration statement and definitive proxy statement/prospectus and any other relevant documents filed with the SEC, because they contain important information about Wesco, Berkshire Hathaway and the proposed transaction. The registration statement and definitive proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and Wesco’s website at www.wescofinancial.com.

Wesco, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of Wesco and of Berkshire Hathaway is included in the registration statement and definitive proxy statement/prospectus regarding the proposed transaction filed with the SEC.

On May 20, 2011, Wesco posted on its website the following estimate, as of May 17, 2011, of the per share merger consideration payable by Berkshire Hathaway in the proposed transaction:

Berkshire Merger Consideration Estimate as of May 17, 2011

As previously announced by Berkshire Hathaway and Wesco Financial Corporation, they entered into a definitive merger agreement dated February 4, 2011, as amended on April 15, 2011, whereby Berkshire Hathaway will acquire the remaining 19.9% of the shares of Wesco’s common stock that it does not presently own in exchange for cash or shares of Berkshire Hathaway Class B common stock, at the election of each shareholder. This transaction remains subject to the conditions set forth in the merger agreement, including the shareholder approval requirements described therein.

Wesco’s estimate, as of May 17, 2011, of the per share merger consideration payable by Berkshire Hathaway in this transaction is $390.31, calculated as follows (and based on the following assumptions):

• $386.55, which represents shareholders’ equity per share as of January 31, 2011, estimated for purposes of the merger agreement, plus

• estimated earnings of $.98691 per share per month from the period beginning on February 1, 2011 and ending on a closing date estimated for purposes of this calculation of June 24, 2011, minus

• $.25 per share, which is the sum of the following (expressed on a per share basis, net of taxes) for the period beginning on February 1, 2011 and ending on May 17, 2011: (a) the change (positive or negative) in net unrealized appreciation of Wesco’s investment securities, (b) the amount of net realized investment gains or losses and (c) the amount of other-than-temporary impairment charges with respect to Wesco’s investment securities; minus

• estimated after-tax transaction expenses of $.31 per share, which represents an estimate of total pre-tax transaction expenses of $7.6 million less $4.2 million in pre-tax transaction expenses recorded by Wesco as of December 31, 2010; minus

• $.42 per share, which is the amount of the per share dividend payable to Wesco shareholders of record on May 25, 2011.

The actual merger consideration will be adjusted for the change in net unrealized appreciation of Wesco’s investment securities and the amount of net realized investment gains or losses and other-than-temporary impairment charges with respect to Wesco’s investment securities through the second full trading day prior to the date of the special meeting (the “Determination Date”). This estimate only reflects an adjustment of this component of merger consideration through May 17, 2011, and this component of merger consideration will vary, possibly significantly, from the amount included in this estimate. This estimate reflects the repurchase by Goldman Sachs on April 18, 2011 of shares of its preferred stock that were held by Wesco. The actual merger consideration will also be adjusted for estimated earnings of $.98691 per share per month from February 1, 2011 through the actual closing date, and to reflect after-tax transaction expenses of Wesco, as estimated in good faith as of the Determination Date. As the estimated closing date used for this estimate is after Wesco’s next dividend record date of May 25, 2011, this estimate has been reduced by $.42 per share, the amount of the dividend payable to Wesco shareholders of record on May 25, 2011.

Because of the per share merger consideration formula in the merger agreement, the per share merger consideration will not be affected by losses incurred by Wesco’s Wes-FIC insurance business, under its quota share retrocession agreement with Berkshire Hathaway’s National Indemnity Company subsidiary, as a result of recent catastrophic events such as the earthquake in New Zealand and the earthquake and tsunami in Japan.

The final per share merger consideration will be determined by Berkshire Hathaway and reasonably agreed to by Wesco (acting through the Special Committee of Wesco’s Board), and will be made publicly available through the filing of a Form 8-K by Wesco with the SEC by no later than 9:30 a.m., New York time, on the first business day following the Determination Date.

The special meeting of the shareholders of Wesco to vote on the adoption of the merger agreement will be held on June 24, 2011.

There will not be a question and answer session with Charles T. Munger at the special meeting.